Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10957

SUPPLEMENT NO. 1 DATED JULY 19, 2019

TO OFFERING CIRCULAR DATED JUN 21, 2019

Nowigence Inc.

This document supplements, and should be read in conjunction with, the Offering Circular dated June 21, 2019 of Nowigence Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose

•	Updated information regarding the membership of the board of directors of the Company. Art Eunson has resigned from the board of director and we have appointed Ian Moore.

The following information replaces the information under “Executive Officers and Directors” in the section titled “DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES” on pages 53 and 54 of the Offering Circular form 1-A/A filed on June 21, 2019:

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

As of the date of this offering circular, the executive officers and directors of the company and their positions are as follows:

Name	Position	Age	Date of First
			Appointment
Executive Officers and Directors(*)

Anoop Bhatia	Chairman of the Board and Chief Executive Officer and CFO	57	August 2011

Andrew Nicoll	Director/Officer	24	January 1, 2019
Dr. Carson Tao	Director/Officer	31	January 1, 2019
David Evans	Director	65	February 1, 2019
Dr. Ozlem Uzuner	Director	43	February 1, 2019
Tracy Metzger Ian Moore	Director Director	57 60	February 1, 2019 July 18, 2019

Executive Officers and Directors

Anoop Bhatia,

Chairman, CEO and Acting CFO

Nowigence Inc.

www.linkedin.com/in/anoopbhatia/

Anoop Bhatia is the Founder of Nowigence – a company that he has worked full-time since 2015. Previously, from 2012, Anoop worked as a global operation strategic transformation leader for Momentive Performance Material (Formerly GE Silicones). He has worked for over two decades in various GE companies across different countries - from the United States to India, The Netherlands, Germany. Anoop had played a key role in establishing GE Silicones Private Limited as the first-ever wholly-owned foreign subsidiary that was ever established on Indian soil in 1996. He was subsequently transferred to Europe to be part of GE's global business team in the early days of globalization. Since then he has held progressively responsible global positions across different functions. He brings a wealth of experience in global business operations, mergers and acquisitions, finance, sales and marketing, and complex negotiations. He received his Bachelor of Engineering in Chemical Engineering from BITS at Pilani in India and his post-graduate studies in management from Heriot-Watt at Edinburgh in Scotland.

Andrew Nicoll

Director/Officer – Nowigence Inc.

www.linkedin.com/in/andrew-nicoll/

Andrew Nicoll joined Nowigence in 2016 as a Market Analyst soon after he completed his undergrad from Siena College. He is placed on a fast career growth track, having demonstrated critical skills of strategic and creative thinking, and decision-making and leadership – skill sets that are vital for a start-up. In the last three years, he has already been promoted two times and is currently holding the position of Director - Global Operations and Product Management. Andrew has played a significant role in product development and is a trusted team player effectively liaising the work among data scientists, commercial and operations. He was appointed as a company officer on December 1st, 2018 and is a member of the Board of Directors.

Dr. Carson Tao

Director/Officer – Nowigence Inc.

www.linkedin.com/in/carsontao/

Dr. Mingzhe (Carson) Tao is the chief technology officer (CTO) of Nowigence. He is a domain expert in artificial intelligence, natural language processing (NLP), machine learning, and biomedical informatics. He has led the research and development (R&D) activities and systematically enriched various technological aspects since his mid-2018 appointment.

Carson received his Ph.D. in Information Science from the State University of New York at Albany, and a Master of Human Resource Management from Rutgers University. In the past 6 years, he has demonstrated his expertise in both academic and professional career via long-term collaborations with the Massachusetts Institute of Technology (MIT), George Mason University, and Philips Research North America. In 2018, Carson received an innovation award from the American Medical Informatics Association (AMIA) for his findings in the field of Knowledge Discovery and Data Mining (KDDM).

As a board member of Nowigence, Carson will serve an integral position to foster continuous innovation and technological advancements.

David Evans

Board of Directors

David L Evans has been with Spectrum Consulting Partners LLC at Albany in NY from 2008 onwards. As an attorney and licensed CPA in the state of New York, he has extensive experience in multistate and international tax policies and guidelines, federal taxation laws, mergers and acquisitions including valuation of closely held businesses. He is a contributing author to the New York State Tax Service, a six-volume publication of NYS tax laws and regulations. His prior experience includes being a Managing Director for UHY Advisors LLC, being a board member and chairperson of the Tax Division Executive Committee of New York State Society of Certified Public Accountants and is a past president of the Estate Planning Council of Eastern New York. He holds degrees from Hofstra University and State University of New York at Buffalo.

Dr. Ozlem Uzuner

Board of Directors

volgenau.gmu.edu/profile/view/444476

Dr. Özlem Uzuner is an Associate Professor of Information Science and Technology at George Mason University in Fairfax, Virginia. Previously, she was an Associate Professor at University at Albany, SUNY. She has been associated with Nowigence from the very start of the product development phase.

Özlem specializes in natural language processing (NLP), machine learning, and data science applications. Her passion is to improve automatic language understanding, even when the narratives are written in ungrammatical, fragmented, and short-hand ambiguous utterances.

Özlem not only develops novel methods for natural language understanding but also develops and releases datasets that enable the advancement of the state-of-the-art in NLP. Since 2006, she has developed numerous datasets in collaboration with Harvard Medical School, Brigham and Women’s Hospital, Massachusetts Institute of Technology, Veteran’s Administration at Salt Lake City, University of Cincinnati, University of Texas Health Sciences Center at Houston, and others.  She serves on the editorial boards of several journals including the Journal of Biomedical Informatics and Journal of Intelligent Information Systems. She has guest edited several supplemental issues of the Journal of Biomedical Informatics and is the author of 70+ peer-reviewed publications.  Her work has been funded by the National Institutes of Health, National Library of Medicine, Office of the National Coordinator for Health Information Technology, and Philips Research North America.

Özlem holds a PhD in Engineering Systems from Massachusetts Institute of Technology (MIT). She also received her undergrad and master’s degrees in electrical engineering and Computer Science from MIT.

Ms. Tracy Metzger

Board of Directors

www.linkedin.com/in/tracy-metzger-3b0220/

Tracy Metzger started TL Metzger & Associates in 2000 as the Owner and President offering consulting and real estate brokerage services to companies looking to purchase, sell or lease real estate in the Albany New York Region, also known as Tech Valley. She has held this position for over 18 years.

Since starting TL Metzger, Tracy and her company have received a number of business and professional awards, including the Capital District Business Review’s Top 40 Under 40 Business Leaders in the Capital Region, the Albany-Colonie Regional Chamber of Commerce Award (Women of Excellence), and the Albany-Colonie Regional Chamber of Commerce Award (Small Business of the Year), among others.  The company is consistently recognized as a Top 15 Commercial Real Estate firm by the Albany Business Review. She has a B.A. in Political Science from University at Albany, SUNY.

Tracy serves on several economic development and business boards including Chair of the City of Albany IDA and CRC.  She has extensive experience as a negotiator, facilitator and general management.

Ian Moore

Board of Directors

https://www.linkedin.com/in/ian-r-moore/

Dr. Ian Moore is the Vice President, Silicones NCA for Wacker Chemical Corporation. He is the profit and loss (P&L) leader for the Silicones business in North and Central America (NCA). Previously, he was the Senior VP and GM for Momentive Performance Materials (ex-GE company) responsible for the P&L of Silicones and Silanes Additive. Ian brings a wealth of extensive cross-functional, global and multi-cultural management experience. During the period 2006 to 2010, Ian was the President & CEO EMEA of GE Bayer Silicones GmbH (later called Momentive Performance Materials). He is a recognized innovative leader, mentor and developer of people with demonstrated skills in General Management, Mergers and Acquisitions, Technology, Engineering, Operations and Marketing.

Ian completed his Ph.D. in Chemical Engineering specializing in the field of deactivation of fluid cracking catalysts from the University of Manchester. He also holds a bachelor’s and master's Degree in Chemical Engineering from the University of Manchester.